Exhibit 99.1

PREMD INC.

4211 Yonge Street, Suite 615
Toronto, Ontario M2P 2A9

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of PreMD Inc. (the “Corporation”) will be held at The TSX Conference Centre, Ground Floor, Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on Wednesday, May 24, 2006 at the hour of 4:00 p.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditor thereon;

2.	to elect the directors of the Corporation;

3.	to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual Meeting is a management information circular dated April 25, 2006 and a copy of the consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditor thereon.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his duly executed form of proxy with the Corporation at 4211 Yonge Street, Suite 615, Toronto, Ontario M2P 2A9 or with its transfer agent and registrar, Equity Transfer Services Inc., 120 Adelaide Street West, Toronto, Ontario, M5H 3C4 on or before the close of business on Tuesday, May 23, 2006 or deliver it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Shareholders who are unable to be present personally at the Meeting are urged to sign, date and return the enclosed form of proxy in the envelope provided for that purpose. If you plan to be present personally at the Meeting, you are requested to bring the enclosed form of proxy for identification. The record date for the determination of those security holders entitled to receive the Notice of Annual Meeting is the close of business on Thursday, April 13, 2006.

DATED at Toronto, Ontario this 25th day of April, 2006.

BY ORDER OF THE BOARD

“Dr. Brent Norton”
Dr. Brent Norton
President and Chief Executive Officer

PREMD INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by the management of PreMD Inc. (the “Corporation”) for use at the annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held at the time and place and for the purposes set forth in the attached Notice of Annual Meeting (the “Notice”). The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation.

The Corporation has distributed, or made available for distribution, copies of the Notice, the management information circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (“Intermediaries”) for distribution to Shareholders (“Non-registered Shareholders”) whose shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Non-registered Shareholders unless the Non-registered Shareholder has waived the right to receive them. The solicitation of proxies from Non-registered Shareholders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Non-registered Shareholders are provided by Intermediaries. The Corporation will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of these materials.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation at 4211 Yonge Street, Suite 615, Toronto, Ontario M2P 2A9 (the “Head Office”) or with its transfer agent and registrar, Equity Transfer Services Inc., 120 Adelaide Street West, Toronto, Ontario M5H 3C4 not later than the close of business on Tuesday, May 23, 2006, or delivering it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy must be executed by the registered Shareholder or his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Proxies given by Shareholders for use at the Meeting may be revoked prior to their use:

(a)
by depositing an instrument in writing executed by the Shareholder or by such Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation, under its corporate seal, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing,

(i)	at the Head Office at any time up to and including the last business day preceding the day of the Meeting, being Tuesday, May 23, 2006, or any adjournment thereof, at which the proxy is to be used; or

(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the accompanying form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the time of the printing of this management information circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which at present are not known to management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of Shareholders who do not hold their shares in their own name (referred to in this section as “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Inc., which company acts as a nominee of many Canadian brokerage firms. Shares held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted. All references to shareholders in this Management Information Circular and the accompanying form of proxy and Notice are to Shareholders of record unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on Thursday, April 13, 2006 (the “Record Date”) as the record date for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 21,553,112 Common Shares were issued and outstanding as at the Record Date.

In accordance with the provisions of the Canada Business Corporations Act, the Corporation will prepare a list of the Shareholders on the Record Date. Each Shareholder named in the list will be entitled to vote the shares shown opposite his name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date of this management information circular, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights of the total issued and outstanding shares of the Corporation is as follows:

	Number of Voting Securities Owned
Name	Common Shares	Percentage of Class
Dr. Brent Norton	2,437,748	11.3%

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table is a summary of the compensation paid by the Corporation to its: (i) President and Chief Executive Officer; (ii) Executive Vice President, Clinical and Regulatory Affairs; (iii) Vice President, Finance and Chief Financial Officer; and (iv) Vice-President, Corporate Development (collectively, the “Named Executive Officers”) for the years ended December 31, 2005, 2004 and 2003. The Corporation has four “executive officers” within the meaning of the Securities Act (Ontario) whose compensation must be disclosed for the financial years ended December 31, 2005 and 2004 and three executive officers whose compensation must be disclosed for the year ended December 31, 2003.

Name and Position	Financial Year Ended	Annual Compensation			Long-term Compensation	All other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation(1) ($)	Securities Under Option Granted (#)
Dr. Brent Norton President and Chief Executive Officer	Dec. 31, 2005 Dec. 31, 2004 Dec. 31, 2003	$331,250 $285,000 $285,000	$28,500 $142,500 -	- - -	100,000 - 70,000	$22,101 - -
Ronald Hosking Vice President, Finance and Chief Financial Officer	Dec. 31, 2005 Dec. 31, 2004 Dec. 31, 2003	$191,461 $167,500 $150,000	$30,000 $30,000 $24,000	- - -	52,000 - 85,000	$13,691 - -
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	Dec. 31, 2005 Dec. 31, 2004 Dec. 31, 2003	$244,125 $225,000 $225,000	$22,500 $56,250 -	- - -	65,000 - 50,000	- - -
Tim Currie Vice President, Corporate Development	Dec. 31, 2005 Dec. 31, 2004	$200,400 $150,000	$29,100 $45,000	- -	52,000 35,000	$6,230 -

Note:

(1)
Unless otherwise disclosed, the aggregate amount of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the salary and the bonus of each Named Executive Officer for the years ended December 31, 2005, 2004 and 2003.

Long-term Incentive Plan Awards during the Year Ended December 31, 2005

No Long-term Incentive Plan Awards were made to the Named Executive Officers during the year ended December 31, 2005.

Option Grants during the Year Ended December 31, 2005

During the year ended December 31, 2005, the following incentive stock options were granted to the Named Executive Officers:

Name and Position	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Dr. Brent Norton President and Chief Executive Officer	100,000	19.2%	$2.95	$2.95	February 6, 2010
Ronald Hosking Vice President, Finance and Chief Financial Officer	52,000	10.0%	$2.95	$2.95	February 6, 2010
Michael Evelegh Ph.D., Executive Vice President, Clinical and Regulatory Affairs	65,000	12.5%	$2.95	$2.95	February 6, 2010
Tim Currie Vice President, Corporate Development	52,000	10.0%	$2.95	$2.95	February 6, 2010

Note:

(1)	These options will vest annually over a period of five years.

Aggregated Option Exercises during the Year Ended December 31, 2005 and Financial Year-end Option Values

The following table sets out (i) the number of Common Shares issued to the Named Executive Officers upon the exercise of options during the year ended December 31, 2005 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2005:

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at FY-End ($) Exercisable/ Unexercisable (3)
Dr. Brent Norton, President and Chief Executive Officer	-	-	650,000 (1) 532,500/117,500(2)	nil/nil
Ronald Hosking, Vice President, Finance and Chief Financial Officer	-	-	173,000 (1) 62,800/110,200(2)	nil/nil
Michael Evelegh, Ph.D., Executive Vice President, Clinical and Regulatory Affairs	-	-	285,000 (1) 207,500/77,500(2)	nil/nil
Tim Currie Vice President, Corporate Development	-	-	273,000 (1) 125,000/148,000(2)	nil/nil

Notes:

(1)
These options will vest (i) upon the occurrence of certain performance-related milestones of the Corporation relating to the Corporation’s core technologies (e.g. launch of clinical trials, FDA clearance of initial claims); (ii) based upon the Corporation’s financial performance (e.g. earnings per share targets); and/or (iii) annually over a pre-determined number of years.

(2)	These options were not yet exercisable as the milestones or time periods referred to in note (1) above had not yet been attained.
(3)	Based upon a closing price of $1.46 for the Common Shares on the Toronto Stock Exchange on December 31, 2005.

Employment Agreements

The Corporation has entered into employment agreements with each of the Named Executive Officers. Each of these employment agreements sets out the obligations of the Named Executive Officers to the Corporation and the compensation to be paid to them. These Named Executive Officers’ compensation includes a combination of base salary, cash bonus, stock options and other benefits.

Unless terminated earlier pursuant to the terms of their respective agreements, the employment with the Corporation of Dr. Norton and Dr. Evelegh shall continue indefinitely. If the employment of such Named Executive Officers is terminated by the Corporation without cause or, at their option, terminated in the event of a “change of control” (as such term is defined in their respective employment agreements) of the Corporation, he is entitled to cash payments equal to a percentage of his then current annual base salary. Also, in the event of termination without cause or termination by Dr. Norton or Dr. Evelegh in the event of a change of control, all of his options shall immediately vest and shall be exercisable or convertible for a period of 60 days after such termination. Each of Dr. Norton and Dr. Evelegh has agreed not to compete with the Corporation (for two years for Dr. Norton and for one year for Dr. Evelegh) in the event that he is terminated with or without cause or if he voluntarily resigns from the Corporation.

Unless terminated earlier pursuant to the terms of their respective agreements, the employment with the Corporation of Mr. Hosking and Mr. Currie shall continue indefinitely. If the employment of Mr. Hosking or Mr. Currie is terminated without cause, he is entitled to an amount equal to 12 months or 18 months, respectively, of his then current (i) annual salary; (ii) benefits under the agreement; and (iii) bonuses or other forms of long-term compensation as may have been granted by the Board of Directors. Such payments to each of Mr. Hosking or Mr. Currie are subject to certain reductions in the event that he finds alternative employment. In the event of termination by either of Mr. Hosking or Mr. Currie within a certain period after a “Change of Control” (as such term is defined in the employment agreement) of the Corporation, he is entitled to an amount equal to 12 months of his then current annual salary, payable immediately. Further, in the event of termination without cause or in the event of a Change of Control, all of his options shall immediately vest and shall be exercisable for a period of 30 days after such termination. Each of Mr. Hosking and Mr. Currie has also agreed not to compete with the Corporation for one year in the event that he is terminated with or without cause or if he voluntarily resigns from the Corporation.

Compensation of Directors

During the year ended December 31, 2005, a total of $73,833 was paid to the directors of the Corporation in their capacity as directors. The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Corporation’s incentive stock option plan. During the financial year ended December 31, 2005, options to purchase an aggregate of 75,000 Common Shares were granted to the non-executive directors.

Key Man Life Insurance

A subsidiary of the Corporation (the “Subsidiary”), all of the common shares of which are owned by the Corporation, maintains a life insurance policy for Dr. Norton in the amount of $11,000,000 with the Subsidiary as the named beneficiary under such policy. Pursuant to an agreement dated March 24, 2004 between the Corporation, the Subsidiary and Dr. Norton, in the event of Dr. Norton’s death, the Subsidiary shall use up to 75% of the insurance proceeds (the “Payout Amount”) to purchase the following number of Common Shares from Dr. Norton’s estate: (a) if the aggregate fair market value (as determined pursuant to the terms of the agreement) of all of Dr. Norton’s Common Shares as at the date of death is less than the Payout Amount, all of the Dr. Norton’s Common Shares at a purchase price equal to such aggregate fair market value; or (b) if the aggregate fair market value of all of Dr. Norton’s Common Shares as at the date of death is greater than the Payout Amount, such number of Dr. Norton’s Common Shares which results when (i) the Payout Amount is divided by (ii) the fair market value of a Common Share calculated as at the date of death. After the payment for Dr. Norton’s Common Shares as determined above, the balance of the insurance proceeds shall be paid to the Subsidiary. Pursuant to the terms of this agreement, on January 1 of each year, the Subsidiary shall ensure that the amount of the insurance policy is not less than 100% of the fair market value of Dr. Norton’s Common Shares at that date. The Corporation has agreed to guarantee the Subsidiary’s obligations under this agreement.

The Corporation also maintains a key man life insurance policy for Dr. Evelegh in the amount of $750,000, with the Corporation as the named beneficiary under such policy.

Compensation and Corporate Governance Committee and Report on Executive Compensation

The Compensation and Corporate Governance Committee of the Corporation is made up of Anthony F. Griffiths, David A. Rosenkrantz and Ronald Henriksen, all of which are independent directors. The committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the Compensation and Corporate Governance Committee as it relates to compensation matters is to ensure that the compensation provided to the Corporation’s executive officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the senior officers is aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Board of Directors of the Corporation reviews such recommendations and is responsible for ultimately determining executive compensation.

Generally, compensation is provided by the Corporation to its executive officers by way of salary, cash bonuses and the granting of stock options. The Compensation and Corporate Governance Committee annually reviews the salaries and bonuses of the executive officers and considers the individual performance of each executive officer and comparisons of executive compensation for other companies of similar size and in similar industries. The committee may also contemplate annual bonuses which are based upon various factors including the overall performance of both the Corporation and the individual executive officer during the course of each calendar year.

The Compensation and Corporate Governance Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to executive officers of the Corporation and, in general, aligns the interests of such officers with those of the shareholders.

The compensation payable to Dr. Brent Norton, the President and Chief Executive Officer of the Corporation, is set out in an employment agreement between Dr. Norton and the Corporation (see “Executive Compensation - Employment Agreements”). The Compensation and Corporate Governance Committee reviews Dr. Norton’s base salary on an annual basis as contemplated by the employment agreement. In conducting such review, the Compensation and Corporate Governance Committee reviews the achievements of Dr. Norton measured against established objectives for each year and gives consideration to the overall performance of the Corporation. Also included in such overall assessment are specific initiatives undertaken in the year by the Corporation that have advanced the growth and progress of the Corporation and the enhancement of shareholder value during the year.

In the opinion of the Corporation and the Compensation and Corporate Governance Committee, the Corporation’s executive officers are paid fairly and commensurably with their contributions to furthering the Corporation’s strategic direction and objectives.

Shareholder Return Performance Graph

The Common Shares were first listed for trading on the former Canadian Dealing Network on November 11, 1997. They were subsequently listed on the Toronto Stock Exchange (the “TSX”) on August 22, 2000 and the American Stock Exchange on September 17, 2003. The following graph shows the percentage change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite Index for the period from December 31, 2000 to December 31, 2005 assuming $100 initial investments:

Comparison of Cumulative Total Return between PreMD Inc.
and the S&P/TSX Composite Index from December 31, 2000 to December 31, 2005

Note:

(1)	The calculation of the shareholder return for the Common Shares as described in the table above is based upon the trading values of the Common shares on the TSX.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of April 15, 2006 regarding the number of Common Shares to be issued pursuant to the Corporation’s stock option plan and employee share purchase plan. The Corporation does not have any equity compensation plans that have not been approved by its shareholders.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders Stock Option Plan Employee Purchase Plan	2,915,785 -	$2.87 n/a	584,215 226,131
Equity compensation plans not approved by security holders	-	-	-
Total	2,915,785	$2.87	810,346

Stock Option Plan

The Corporation has established a stock option plan (the “Option Plan”) in order to encourage directors, senior officers, employees and consultants of the Corporation to acquire a proprietary interest in the Corporation and to provide an incentive to such persons related to the performance of the Corporation.

Under the Option Plan, which is administered by the Board of Directors of the Corporation, options to acquire Common Shares may be granted to persons, firms or companies who are employees, senior officers, directors or consultants of the Corporation or any subsidiary of the Corporation.

The directors of the Corporation may from time to time grant options to eligible optionees. At the time options are granted, the directors shall determine the number of options, the date when the options are to become effective and, subject to the other provisions of the Option Plan and subject to applicable laws and regulations, all other terms and conditions of the options. No one optionee can receive options entitling the optionee to purchase more than 5% of the issued and outstanding Common Shares, calculated on an undiluted basis, less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism. In addition, the maximum number of Common Shares, together with any other Common Shares which may be issuable under any other Share Compensation Arrangements (as such term is defined in the Option Plan), (i) which may be reserved for issuance under the Option Plan to Insiders (as such term is defined in the Option Plan as an “insider” or “associate” of an insider, as such terms are defined in the Securities Act (Ontario)) as a group shall be 10% of the issued and outstanding number of Common Shares; (ii) which may be issued to Insiders as a group within a one-year period shall be 10% of the issued and outstanding number of Common Shares; and (iii) which may be issued to any one Insider shall be 5% of the issued and outstanding number of Common Shares.

The exercise price of each option shall be determined in the discretion of the directors of the Corporation at the time of the granting of the option, provided that any exercise price may not be less than the “market price” of the Common Shares (being the closing price of the Common Shares as reported by the Toronto Stock Exchange on the trading day immediately prior to the date of grant).

All options shall be for a term and exercisable from time to time as determined in the discretion of the directors of the Corporation at the time of the granting of the options. The maximum exercise period for options granted under the Option Plan is 10 years although options are typically granted with a five year term. Options are typically subject to vesting conditions based upon time or performance related milestones as determined by the Board of Directors from time to time.

Unless otherwise determined by the Board of Directors, options terminate (i) immediately upon an optionee’s employment with the Corporation being terminated for cause; (ii) 30 days from the date of termination in the case of termination unless as a result of permanent disability, early retirement or death; (iii) 90 days from the date of termination if such termination is a result of permanent disability or early retirement; and (iv) 90 days from the date of termination if such termination is a result of death. Each of the preceding time periods are subject to earlier expiry in the normal course based upon the original exercise period.

Options are not assignable by the optionees except for a limited right of assignment to allow the exercise of options by an optionee’s legal representative in the event of death or incapacity.

The Option Plan provides that the Corporation may arrange for the Corporation or any subsidiary thereof to make loans or provide guarantees for loans by financial institutions to assist eligible optionees to purchase Common Shares upon the exercise of options. Any such loans granted by the Corporation or any subsidiary thereof shall be full recourse to the optionee and shall be secured by the Common Shares so purchased.

On May 25, 2005, the Shareholders passed a resolution approving certain amendments to the Option Plan to increase the maximum number of Common Shares which may be issued upon the exercise of options granted pursuant to the Option Plan to all participants from 3,000,000 to 3,500,000. As at April 15, 2006, 2,915,785 Common Shares, being approximately 13.5% of the currently issued Common Shares, were issuable pursuant to unexercised options granted to such date under the Option Plan and options to purchase a further 584,215 Common Shares, being approximately 2.7% of the currently issued Common Shares, remained available for grant under the Option Plan as at such date.

Employee Share Purchase Plan

The Corporation implemented a share purchase plan (the “Purchase Plan”) in March 1999 whereby the Corporation will match the value of the Common Shares purchased by its employees, officers and directors in the market by issuing from treasury an equal number of Common Shares, up to a maximum value of the lesser of (i) 50% of the maximum allowable annual contribution for registered retirement savings plans as established by the Canada Revenue Agency; and (ii) 9% of the participant’s annual salary.

The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000. As at April 15, 2006, the Corporation has issued an aggregate of 123,869 Common Shares under the Purchase Plan to its employees, officers and directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As of April 15, 2006, no indebtedness was owing to the Corporation by any of the executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries in connection with a purchase of securities or any other indebtedness.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

The following table outlines each individual who is, or at any time during the year ended December 31, 2005 was, a director or executive officer of the Corporation, each proposed nominee for election as a director of the Corporation and each associate of any such director, executive officer or proposed nominee, who is, or at any time since the beginning of the year ended December 31, 2005 has been, indebted to the Corporation:

Name and Principal Position	Involvement of the Corporation	Largest Amount Outstanding During year ended December 31, 2005	Amount Outstanding as of April 15, 2006	Financially Assisted Securities Purchases During year ended December 31, 2005	Security for Indebtedness	Amount Forgiven During year ended December 31, 2005
Michael Evelegh, Ph.D. Executive Vice President, Clinical and Regulatory Affairs	Lender	$120,858 (1)	-	-	n/a	-

Note:

(1)
This loan bears interest at the rate of interest prescribed by the Canada Revenue Agency for employee loans. The interest on this loan is payable annually whereas the principal thereof is payable upon demand.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No “informed person” (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations) or proposed nominee for election as a director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Corporation has participated since January 1, 2005 or in any proposed transaction which has materially affected or will materially affect the Corporation.

REPORT ON CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a top priority for the Board of Directors and the Corporation’s management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. The Board of Directors has carefully considered the Corporation’s corporate governance practices against the corporate governance guidelines set out in National Policy 58-201 and believes that they are well aligned with such guidelines.

The Board of Directors has also reviewed its corporate governance practices in light of Multilateral Instrument 52-108 - Auditor Oversight, Multilateral Instrument 52-109 - Certification of Disclosure In Companies Annual and Interim Filings and Multilateral Instrument 52-110 - Audit Committees (collectively, the “Investor Confidence Rules”) and believes that the Corporation is also well aligned with such instruments. In April 2004 and February 2006, the Corporation adopted a set of charters and corporate governance policies which are referred to throughout this management information circular.

Independence of Directors

The Board of Directors consists of a total of five directors of which Stephen Wilgar, Anthony Griffiths, Ronald Henriksen and David Rosenkrantz are considered “independent”, as such term is defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices. Dr. Brent Norton is not considered independent as he is a senior officer of the Corporation.

Mr. Griffiths is also a director of Russel Metals Inc., Novadaq Technologies Inc., Alliance Atlantis Communications Inc., Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, Hub International Limited, Jaguar Mining Inc., Lindsey Morden Group Inc., Northbridge Financial Corporation, Odyssey Re Holdings Corp. and Vitran Corporation Inc.

Mr. Henriksen is also a director of QLT Inc. and Cytori Therapeutics, Inc.

Mr. Rosenkrantz is also a director of Carfinco Income Fund, MediSystems Technologies Inc. and Stellar Pharmaceuticals Inc.

Dr. Norton is also a director of Novadaq Technologies Inc. and PLC Medical Systems, Inc.

Other than the various committee meetings, the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Board of Directors is of the view that appropriate structures and procedures are in place to ensure that it can function independently of management. Additionally, the Audit Committee is composed entirely of independent directors and holds quarterly meetings at which the independent directors discuss matters they deem relevant to the Corporation and not solely those matters related to their duties as members of the Audit Committee. The Compensation and Corporate Governance Committee is likewise composed entirely of independent directors. Independent directors are also in frequent informal communication with one another.

Stephen Wilgar is chairman of the Board of Directors and is considered independent.

The following is a summary of the number of Board of Directors and committee meetings held during the financial year ended December 31, 2005 and the attendance record of each director:

Summary of Board and Committee Meetings Held

Type of Meeting	Number of Meetings
Board	7
Audit Committee	5
Compensation and Corporate Governance Committee	2
Nominating Committee	n/a(1)
Total Number of Meetings Held	14

Note:

(1)	The Nominating Committee was established in February 2006.

Summary of Attendance of Directors at Board and Committee Meetings

Director	Board Meetings Attended	Committee Meetings Attended
Dr. Brent Norton	7 out of 7	n/a
Stephen A. Wilgar	7 out of 7	5 out of 5
Anthony F. Griffiths	5 out of 7	6 out of 6
David A. Rosenkrantz	6 out of 7	6 out of 7
Ronald D. Henriksen	5 out of 7	2 out of 2

Mandate of the Board of Directors

The Board of Directors is elected by and is accountable to the shareholders of the Corporation. The mandate of the Board is to continually govern the Corporation and to protect and enhance the assets of the Corporation in the long-term best interest of all shareholders. The Corporation adopted a written mandate for its directors in April 2004, a copy of which is attached hereto as Schedule “A”.

Position Descriptions

The Board has approved written mandates and descriptions for the positions of each director, the Chairman and the Chief Executive Officer, as well as written mandates for each Board committee. These mandates and descriptions are to be reviewed regularly against both best practices and the requirements of the Corporation.

Orientation and Continuing Education

The Corporation has developed a detailed directors’ handbook, which includes orientation and education material, Board and Committee mandates, and the Code of Business Conduct for employees, policies and other relevant information. All new directors are given this handbook upon their appointment. The handbook is reviewed and updated as required. The Board does not provide a formal continuing education program for its directors; however, the Board, with or without the assistance of advisors, updates the directors from time to time on changing governance and legal issues. In addition, the Board undertakes thorough strategic planning sessions with Management.

Code of Business Conduct

The Board has adopted a written Code of Business Conduct for its employees, officers and directors. A copy of the Code of Business Conduct may be found on www.sedar.com. The Board monitors compliance, including through receipt by the Audit Committee of reports of unethical behaviour. No waivers from the Code of Business Conduct have been sought or granted. All directors who have a material interest in any proposed transaction or agreement contemplated by the Corporation are excluded from the portion of the meeting concerning such matters and are further precluded from voting on such matters.

Assessments

The Board, through its Compensation and Corporate Governance Committee, regularly assesses the performance of the Board overall, the committees, and the individual directors through a combination of formal (including the completion of a Board Effectiveness Survey by each director) and informal means.

Committees

The Board of Directors currently has three committees: the Audit Committee, the Compensation and Corporate Governance Committee and the Nominating Committee. The committees, their mandates and memberships are discussed below. The Corporation also maintains a Disclosure Committee made up of senior management.

Audit Committee

The Audit Committee’s primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Corporation’s principal risks impacting financial reporting. The committee also assists the Board of Directors with the oversight of financial strategies and overall risk management.

The Audit Committee is composed of Messrs. Stephen Wilgar, Anthony Griffiths and David Rosenkrantz, each of whom is a director of the Corporation. Each of the members of the Audit Committee is “independent” and “financially literate” as such terms are defined in Multilateral Instrument 52-110 - Audit Committees.

A copy of the charter of the Audit Committee is attached as an appendix to the Annual Information Form of the Corporation for the year ended December 31, 2005, a copy of which is available electronically at www.sedar.com. The section of the Annual Information Form entitled “Audit Committee” contains disclosure required by Multilateral Instrument 52-110 - Audit Committees.

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee is composed of Messrs. Anthony Griffiths, David Rosenkrantz and Ronald Henriksen, all of whom are considered “independent”.

The composition and description of the duties and responsibilities of the Compensation and Corporate Governance Committee as they relate to compensation matters is set out above under the heading “Executive Compensation - Compensation and Corporate Governance Committee and Report on Executive Compensation”.

The role of the Compensation and Corporate Governance Committee as they relate to corporate governance matters is to develop and recommend standards of performance for the Board of Directors, its committees and individual directors. The committee also co-ordinates and manages the process of recruiting, interviewing and recommending candidates to the Board of Directors.

Nominating Committee

The role of the Nominating Committee is to co-ordinate and manage the process of recruiting, interviewing, and recommending candidates to the Board of Directors. This committee has a formal written charter which outlines the committee’s responsibilities, requisite qualifications for new directors, the appointment and removal of directors and the reporting obligations to the Board of Directors. In addition, the Nominating Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

The Nominating Committee is composed of Stephen Wilgar, Anthony Griffiths and Ronald Henriksen, each of which is independent.

Disclosure Committee

The Disclosure Committee is responsible for reviewing all material and significant public documents prior to their issuance or release. Public documents include quarterly financial results, annual financial statements, management’s discussion and analysis and the annual information form.

The Disclosure Committee is composed of Brent Norton, President and Chief Executive Officer, Ron Hosking, Vice-President, Finance and Chief Financial Officer and Sarah Borg-Olivier, Director, Communications of the Corporation.

Investor Feedback

The Corporation has put in place measures to facilitate communications with Shareholders and the public in general. Feedback and concerns from Shareholders and the general public are received by the Corporation by facsimile, telephone or e-mail. The Corporation intends to keep its Shareholders informed through shareholder meetings as well as by press releases, quarterly financial statements, financial reports and other documentation, as well as by the Corporation’s website.

In the normal course, Shareholder queries and comments should be directed to Sarah Borg-Olivier, Director, Communications, or by email at sbolivier@premdinc.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.    Election of Directors

Management of the Corporation proposes that the persons named in the following table be nominated for election as directors of the Corporation. All of the nominees for director are now directors of the Corporation and have been since the dates set opposite their respective names. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the election of directors.

In the event a nominee is unable or unwilling to serve, an event that management of the Corporation has no reason to believe will occur, the persons named in the accompanying form of proxy reserve the right to vote for another person at their discretion, unless a Shareholder has specified in the form of proxy that these shares are to be withheld from voting for the election of directors. Each director elected at the Meeting will hold office until the close of the next annual meeting of Shareholders or until such director’s successor is duly elected or appointed.

The following table sets forth the name of each person to be nominated by management of the Corporation for election as a director, such person’s present position with the Corporation, the period or periods of his service as a director of the Corporation, and the approximate number of Common Shares beneficially owned, directly or indirectly, or subject to control or direction, by such person as at April 15, 2006:

Name and Place of Residence	Principal Occupation	Director Since	Number and Class of Voting Securities Beneficially Owned or Controlled
Dr. Brent Norton(1) Ontario, Canada	President, Chief Executive Officer and Director of the Corporation	March 17, 1993	2,437,748 Common Shares (11.3%)
Stephen A. Wilgar(2)(4) Ontario, Canada	Corporate director of various public companies	March 17, 1993	275,038 Common Shares (1.3%)
Anthony F. Griffiths(2)(3)(4) Ontario, Canada	Corporate director of various public companies	July 13, 1995	510,500 Common Shares (2.4%)
David A. Rosenkrantz(2)(3) Ontario, Canada	President, Patica Securities Limited, a limited market dealer, and director of various public companies	June 11, 1998	354,133 Common Shares (1.6%)
Ronald D. Henriksen(3)(4) Indiana, U.S.A.	Chief Investment Officer, Twilight Ventures, L.L.C., a venture capital firm	June 16, 2004	-

Notes:

(1)	Member of the Disclosure Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation and Corporate Governance Committee.
(4)	Member of the Nominating Committee.

2.    Appointment of Auditor

Management proposes to nominate Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, which firm has been auditor of the Corporation since 1997, as auditor of the Corporation to hold office until the next annual meeting of Shareholders. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the appointment of auditor. It is intended that the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Ernst & Young LLP as auditor of the Corporation and the authorizing of the directors to fix their remuneration.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time during the financial year ended December 31, 2005 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on the Corporation’s website at www.premdinc.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis of Financial Condition and Operating Results (“MD&A”) for the year ended December 31, 2005.

In addition, copies of the Corporation’s most recent annual information form, together with any document incorporated therein by reference, the annual report, the annual financial statements and MD&A and this management information circular may be obtained upon request to the Secretary of the Corporation at 4211 Yonge Street, Suite 615, Toronto, Ontario M2P 2A9 or by telephone at 416.222.3449. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

APPROVAL OF BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies have been approved by the directors of the Corporation.

DATED at Toronto, Ontario this 25th day of April, 2006.

“Dr. Brent Norton”
Dr. Brent Norton
President and Chief Executive Officer

SCHEDULE “A”

PreMD Inc.

DIRECTORS’ MANDATE

Directors’ Responsibilities

The directors of PreMD Inc. (the “Corporation”) are explicitly responsible for the stewardship of the Corporation. To discharge this obligation, the directors should assume responsibility in the following areas:

Strategic Planning Process

•	Provide input to management of the Corporation on emerging trends and issues.

•	Review and approve management’s strategic and/or business plans as well as the processes by which such plans are developed.

•	Review and approve the financial objectives, plans and actions, including significant capital allocations and expenditures of the Corporation.

Monitoring Tactical Progress

•	Monitor corporate performance of the Corporation against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Risk Assessment

•	Identify the principal risks of the business of the Corporation and ensure that appropriate systems are in place to manage these risks.

Senior Level Staffing

•	Select, monitor and evaluate the Chief Executive Officer and other senior executives of the Corporation, and ensure orderly management succession.

•
Approve a position description for the CEO including limits to management’s responsibilities and corporate objectives which the CEO is responsible for meeting, all upon recommendation from the Compensation and Corporate Governance Committee.

Integrity

•	Ensure the integrity of the Corporation’s internal control and management information systems.

•	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Corporation’s own governing documents.

Material Transactions

•	Review and approve material transactions involving members of the Corporation not in the ordinary course of business.

Monitoring Directors’ Effectiveness

•	Assess its own effectiveness in fulfilling the above and responsibilities of the Board, including monitoring the effectiveness of individual directors.

Other

•	Perform such other functions as prescribed by law or assigned to the Board.

A - 1

PREMD INC.

4211 Yonge Street
Suite 615
Toronto, Ontario
M2P 2A9

PROXY

ANNUAL MEETING - WEDNESDAY, MAY 24, 2006

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The persons named in this proxy are directors and/or officers of PreMD Inc. (the “Corporation”). A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE ANNUAL MEETING OF THE SHAREHOLDERS (THE “MEETING”) MAY DO SO either by inserting the name of such person in the space provided below or by completing another proper form of proxy and, in either case, delivering or mailing the completed proxy to the Secretary of the Corporation in time for use at the Meeting.

The undersigned shareholder of the Corporation hereby appoints Dr. Brent Norton, or, failing him, Stephen A. Wilgar or, instead of any of the foregoing,         as proxyholder for and on behalf of the undersigned to attend the Meeting to be held on Wednesday, May 24, 2006, and at any adjournments thereof, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

I direct my proxy to vote as follows:

1.    To elect the proposed nominees set forth in the management information circular furnished in connection with the Meeting as directors of the Corporation.

FOR ☐	☐ WITHHOLD VOTE

2.    To appoint Ernst & Young LLP, Chartered Accountants, as Auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the Auditor.

FOR ☐	☐ WITHHOLD VOTE

3.
To vote in such proxyholder’s discretion on amendments or variations to the matters identified in the Notice of Annual Meeting or on such other matters as may properly come before the Meeting or any adjournment thereof.

This proxy is solicited by and on behalf of the management of the Corporation. This proxy, when properly executed, confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting, and to other matters that may properly come before the Meeting or any adjournment thereof. Management knows of no such other matters. The shares represented by this proxy, if in favour of a person designated in this form, will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be conducted. If the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. If no choice is specified, the shares represented by this proxy will be voted “For” the matters listed.

NOTES TO PROXY:

If you are unable to attend the Meeting, please date and sign the proxy exactly as your name appears on the address label on the envelope enclosing this proxy. This proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate by an officer or an attorney thereof duly authorized. Thereafter, this proxy should be returned in the enclosed envelope.

To be effective, this proxy must be received by the Corporation or its transfer agent and registrar Equity Transfer Services Inc., 120 Adelaide Street West, Toronto, Ontario, M5H 3C4 on or before the close of business on Tuesday, May 23, 2006 or be presented to the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Your name and address is recorded as indicated on the address label on the envelope enclosing this proxy. Please report any change. The undersigned hereby revokes any proxy previously given.

DATED  ______   , 2006.
(If undated the proxy will be deemed to be dated
on the day on which it is mailed.)

Signature of Shareholder

Name of Shareholder
(please print clearly)

Address

City/Province

Number of Common Shares Held